Exhibit (k)(iv)

MORROW

SODALI

[            ], 2018

The Gabelli Global Utility & Income Trust

One Corporate Center

Rye, NY 10580-1422

This letter will serve as the agreement under which you will retain Morrow Sodali LLC (“Morrow’ or “us”) to perform search and distribution services in connection with the Rights Offering by The Gabelli Global Utility & Income Trust to holders of the Fund’s existing Common Shares (“the Offer”).

The services we will perform on your behalf will include the consultation and preparation in connection with the search of, and distribution of materials to, brokers and banks, and other nominees, acting as Administration Agent in connection with the Offer. All material shall be at your sole authorization and instruction.

You agree to indemnify and hold us harmless against any loss, damage, expense (including reasonable legal fees and expenses), liability or claim relating to our participation in this offer, except where we, or our employees, fail to comply with this agreement; provided, however, that you shall not be obliged to indemnify us or hold us harmless against any such loss, damage, expense, liability, or claim which results from gross negligence, bad faith or willful misconduct on our part or of any of our employees.

At your election, you may assume the defense of any such action. We shall advise you in writing of any such liability or claim promptly after receipt of any notice of any action or claim for which we may be entitled to indemnification hereunder.

This agreement shall be construed and enforced in accordance with the laws of the State of New York and shall inure to the benefit of, and the obligations created hereby shall be binding upon, the successors and assigns of the parties hereto.

If any provision of this agreement shall be held illegal, invalid or unenforceable by any court, this agreement shall be construed and enforced as if that provision had not been contained herein and shall be deemed an agreement among us to the full extent permitted by applicable law.

MORROW SODALI LLC

470 West Avenue

Third Floor

Stamford, CT 06902	morrowsodall.com

LONDON • NEW YORK • STAMFORD • MADRID • PARIS • ROME  • GENEVA • SAO PAULO • MEXICO CITY • BEIJING • JOHANNESBURG

The Gabelli Global Utility & Income Trust	[ ], 2018

Page Two

Please acknowledge receipt of this agreement and confirm the arrangements herein provided by signing and returning the enclosed copy to the undersigned, whereupon this agreement and your acceptance of the terms and conditions herein provided shall constitute a binding agreement among us.

Accepted:	Very truly yours,

THE GABELLI GLOBAL UTILITY	MORROW SODALI LLC
& INCOME TRUST

By:	By:
Title:	Title:
Date: [ ], 2018